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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Butler International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

657206-10-8

(CUSIP Number)

Edward M. Kopko, 200 E. Las Olas Boulevard, Suite 1730A, Ft. Lauderdale, Florida 33301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 657206-10-8

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SFE Partners

2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.		Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,000 shares of Series A Preferred Stock, Warrants to purchase 1,000,000 shares of Common Stock, and 100,000 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,000 Shares of Series A 7% Preferred Stock, Warrants to purchase 1,000,000 shares of Common Stock, and 100,000 shares of Common Stock

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,000 Shares of Series A 7% Preferred Stock Warrants to purchase 1,000,000 shares of Common Stock, and 100,000 shares of Common Stock

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 47.1% of Series A 7% Preferred Stock, 7.9% of Common Stock

14.		Type of Reporting Person (See Instructions) PN

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CUSIP No. 657206-10-8

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ISB Development Corp.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.		Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,000 shares of Series A 7% Preferred Stock, Warrants to purchase 1,250,000 shares of Common Stock, and 125,000 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,000 Shares of Series A 7% Preferred Stock, Warrants to purchase 1,250,000 shares of Common Stock, and 125,000 shares of Common Stock

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,000 Shares of Series A 7% Preferred Stock, Warrants to purchase 1,250,000 shares of Common Stock, and 125,000 shares of Common Stock

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 58.8% of Series A 7% Preferred Stock, 9.7% of Common Stock

14.		Type of Reporting Person (See Instructions) CO

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CUSIP No. 657206-10-8

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sergei Kouzmine

2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) PF

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.		Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,000 shares of Series A 7% Preferred Stock, Warrants to purchase 1,250,000 shares of Common Stock, and 125,000 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,000 Shares of Series A 7% Preferred Stock, Warrants to purchase 1,250,000 shares of Common Stock, and 125,000 shares of Common Stock

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,000 Shares of Series A 7% Preferred Stock, Warrants to purchase 1,250,000 shares of Common Stock, and 125,000 shares of Common Stock

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 58.8% of Series A 7% Preferred Stock, 9.7% of Common Stock

14.		Type of Reporting Person (See Instructions) IN

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CUSIP No. 657206-10-8

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frederick H. Kopko, Jr., ###-##-####

2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.		Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power 813,377 shares of Common Stock (consists of 290,953 shares of Common Stock, options to purchase 108,000 shares of Common Stock and 1,454,120 shares of Series B 7% Cumulative Preferred Stock which are convertible into 414,424 shares of Common Stock)

	8.	Shared Voting Power 4,000 shares of Series A 7% Preferred Stock, Warrants to purchase 1,000,000 shares of Common Stock, and 100,000 shares of Common Stock

9.

Sole Dispositive Power 813,377 shares of Common Stock (consists of 290,953 shares of Common Stock, options to purchase 108,000 shares of Common Stock and 1,454,120 shares of Series B 7% Cumulative Preferred Stock which are convertible into 414,424 shares of Common Stock)

	10.	Shared Dispositive Power 4,000 Shares of Series A 7% Preferred Stock, Warrants to purchase 1,000,000 shares of Common Stock, and 100,000 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 4,000 Shares of Series A 7% Preferred Stock and 1,913,377 shares of Common Stock (consists of 290,953 shares of Common Stock of which Reporting Person has sole voting and dispositive powers, options to purchase 108,000 shares of Common Stock, 1,454,120 shares of Series B 7% Cumulative Preferred Stock which are convertible into 414,424 shares of Common Stock, warrants to purchase 1,000,000 shares of Common Stock of which Reporting Person has shared voting and dispositive powers and 100,000 shares of Common Stock of which Reporting Person has shared voting and dispositive powers)

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 47.1% of Series A 7% Preferred Stock, 13.3% of Common Stock

14.		Type of Reporting Person (See Instructions) IN

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CUSIP No. 657206-10-8

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward M. Kopko

2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.		SEC Use Only

4.		Source of Funds (See Instructions) PF and OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.		Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power 1,500 shares of Series A 7% Preferred Stock and 3,359,377 shares of Common Stock (consists of 1,989,608 shares of Common Stock of which Reporting Person has sole voting and dispositive power, options to purchase 578,767 shares of Common Stock, 1,459,657 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 416,002 shares of Common Stock and warrants to purchase 375,000 shares of Common Stock)

	8.	Shared Voting Power 4,000 shares of Series A 7% Preferred Stock, Warrants to purchase 1,000,000 shares of Common Stock, and 100,000 shares of Common Stock

9.

Sole Dispositive Power 1,500 shares of Series A 7% Preferred Stock and 3,359,377 shares of Common Stock (consists of 1,989,608 shares of Common Stock of which Reporting Person has sole voting and dispositive power, options to purchase 578,767 shares of Common Stock, 1,459,657 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 416,002 shares of Common Stock and warrants to purchase 375,000 shares of Common Stock)

	10.	Shared Dispositive Power 4,000 Shares of Series A 7% Preferred Stock, Warrants to purchase 1,000,000 shares of Common Stock, and 100,000 shares of Common Stock

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 5,500 Shares of Series A 7% Preferred Stock and 4,459,377 shares of Common Stock (consists of 1,989,608 shares of Common Stock of which Reporting Person has sole voting and dispositive power, options to purchase 578,767 shares of Common Stock, 1,459,657 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 416,002 shares of Common Stock, warrants to purchase 1,375,000 shares of Common Stock, and 100,000 shares of Common Stock of which Reporting Person has shared voting and dispositive powers)

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 64.7% of Series A 7% Preferred Stock, 29.3% of Common Stock

14.		Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer

                  This filing relates to the acquisition by the Reporting Persons from the Issuer (as defined in Item 2) of shares of Common Stock, par value $.001 per share (the “Common Stock”) of the Issuer. This filing is Amendment No. 1 to the filing dated December 20, 2006. It relates to the acquisition, by the Reporting Persons, of an aggregate 162,500 shares of Common Stock, directly from the Issuer on September 20, 2007 (the “2007 Acquisition”). The shares of Common Stock were issued as consideration for the waiver, by the Reporting Persons, of certain rights as holders of Series A 7% Preferred Stock. The principal executive offices of the Issuer are located at 200 East Las Olas Boulevard, Suite 1730A, Ft. Lauderdale, FL 33301.

Item 2.	Identity and Background

(a)

This statement is jointly filed by SFE Partners, ISB Development Corp., Sergei Kouzmine, Frederick H. Kopko, Jr. and Edward M. Kopko. Because Sergei Kouzmine is the principal of ISB Development Corp., Mr. Kouzmine may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”) to be the beneficial owner of all shares of Series A Preferred Stock and Common Stock beneficially owned by ISB Development Corp. In addition, because ISB Development Corp., Frederick H. Kopko, Jr. and Edward M. Kopko are general partners of SFE Partners, ISB Development Corp., Mr. Kouzmine, Mr. F. Kopko and Mr. E. Kopko may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all shares held by SFE Partners.

(b)

The principal place of business for SFE Partners, ISB Development Corp. and Sergei Kouzmine is 50 Biscayne Drive, N.W., Unit 4101, Atlanta, Georgia, 30309-1046. The principal place of business for Frederick H. Kopko, Jr. is 20 North Wacker Drive, Suite 2520, Chicago, Illinois, 60606. The principal place of business for Edward M. Kopko is 200 East Las Olas Boulevard, Suite 1730A, Ft. Lauderdale, Florida, 33301.

(c)

The prinicapal occupation of Sergei Kouzmine is president of ISB Development Corp. The principal business of ISB Development Corp. is strategic management consulting. The principal business of SFE Partners is investments. The principal occupation of Frederick H. Kopko, Jr, is an attorney. The principal occupation of Edward M. Kopko is President and Chairman of the Board of Directors of Butler International, Inc.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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(f) SFE Partners is a general partnership formed in Illinois. ISB Development Corp. is organized in Georgia. Mr. Kouzmine, Mr. F. Kopko and Mr. E. Kopko are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

                  SFE Partners invested $4,000,000 in shares of Series A Preferred Stock and warrants to purchase shares of Common Stock of the Issuer. Funds for the purchase were borrowed from ISB Development Corp. A copy of the promissory note is attached hereto as Exhibit A.

                  ISB Development Corp. invested $1,000,000 in shares of Series A Preferred Stock and warrants to purchase shares of Common Stock of the Issuer. The source of these funds was the working capital of ISB Development Corp.

                  Edward M. Kopko invested $1,500,000 from personal funds to purchase shares of Series A Preferred Stock and warrants to purchase shares of Common Stock of the Issuer. No funds were used in connection with the September 2007 Acquisition. The shares of Common Stock acquired in the 2007 Acquisition were issued as consideration for the waiver, by the Reporting Persons, of certain rights as holders of Series A 7% Preferred Stock.

Item 4.	Purpose of Transaction

The purpose of the acquisition of the Series A Preferred Stock and warrants to purchase Common Stock is for investment.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Series A Preferred Stock reported to be owned by the Reporting Persons is based upon 8,500 Shares of Series A Preferred Stock outstanding.

The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 12,870,124 shares of Common Stock outstanding. In determining the aggregate percentage of shares of Common Stock reported by each Reporting Person, the number of shares of Common Stock outstanding was increased by the number of shares of Common Stock issuable upon exercise of all options and warrants, and conversions of all shares of Series B 7% Cumulative Convertible Preferred Stock, held by such Reporting Person as required by regulations of the Securities and Exchange Commission.

As of September 20, 2007, SFE Partners owned (i) 4,000 shares of Series A Preferred Stock representing 47.1% of the Series A Preferred Stock outstanding; (ii) warrants to purchase 1,000,000 shares of Common Stock, and (iii) 100,000 shares of Common Stock, representing 47.1% of the shares

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of Series A Preferred Stock and 7.9% of the shares of Common Stock outstanding.

As of February 16, 2007, ISB Development Corp. owned (i) 1,000 shares of Series A Preferred Stock, individually, and may be deemed to beneficially own an additional 4,000 shares of Series A Preferred Stock as a partner of SFE Partners; (ii) warrants to purchase 250,000 shares of Common Stock, individually, and may be deemed to beneficially own warrants to purchase an additional 1,000,000 shares of Common Stock as a partner of SFE Partners; and (iii) 25,000 shares of Common Stock, individually, and may be deemed to beneficially own an additional 100,000 shares of Common Stock as a partner of SFE Partners. ISB Development Corp. therefore may be deemed to beneficially own a total of 5,000 shares of Series A Preferred Stock or 58.8% of the shares of Series A Preferred Stock outstanding, warrants to purchase 1,250,000 shares of Common Stock, and 125,000 shares of Common Stock, or 9.7% of the shares of Common Stock outstanding.

Sergei Kouzmine, as the president of ISB Development Corp., which is a partner of SFE Partners, may also be deemed to beneficially own (i) the 4,000 shares of Series A Preferred Stock owned by SFE Partners; (ii) the warrants to purchase 1,000,000 shares of Common Stock owned by SFE Partners; (iii) the 1,000 shares of Series A Preferred Stock owned by ISB Development Corp.; (iv) the warrants to purchase 250,000 shares of Common Stock owned by ISB Development Corp.; (v) the 100,000 shares of Common Stock owned by SFE Partners; and (vi) the 25,000 shares of Common Stock owned by ISB Development Corp., and therefore may be deemed to beneficially own 58.8% of the outstanding shares of Series A Preferred Stock, and 9.7% of the outstanding shares of Common Stock.

Frederick H. Kopko, Jr., as a partner of SFE Partners, may also be deemed to beneficially own (i) the 4,000 shares of Series A Preferred Stock owned by SFE Partners; (ii) the warrants to purchase 1,000,000 shares of Common Stock owned by SFE Partners; and (iii) the 100,000 shares of Common Stock owned by SFE Partners. Frederick H. Kopko, Jr. also individually owns 813,377 additional shares of Common Stock (consisting of 290,953 shares of Common Stock, options to purchase 108,000 shares of Common Stock and 1,454,120 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 414,424 shares of Common Stock), and therefore may be deemed to beneficially own a total of 47.1% of the outstanding shares of Series A Preferred Stock, and 13.3% of the outstanding shares of Common Stock.

Edward M. Kopko, as a partner of SFE Partners, may also be deemed to beneficially own (i) the 4,000 shares of Series A Preferred Stock owned by SFE Partners; (ii) the warrants to purchase 1,000,000 shares of Common Stock owned by SFE Partners; and (iii) the 100,000 shares of Common

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Stock owned by SFE Partners. Edward M. Kopko also individually owns (i) 1,500 shares of Series A 7% Preferred Stock, and (ii) 3,359,377 shares of Common Stock (consisting of 1,989,608 shares of Common Stock, options to purchase 578,767 shares of Common Stock, 1,459,657 shares of Series B 7% Cumulative Convertible Preferred Stock which are convertible into 416,002 shares of Common Stock and warrants to purchase 375,000 shares of Common Stock), and therefore may be deemed to beneficially own a total of 64.7% of the outstanding shares of Series A Preferred Stock, and 29.3% of the outstanding shares of Common Stock.

Mr. Sergei Kouzmine, Mr. Edward M. Kopko and Mr. Frederick H. Kopko, Jr. disclaim beneficial ownership of the shares of Series A Preferred Stock, shares of Common Stock, and warrants to purchase shares of Common Stock beneficially owned by SFE Partners except to the extent of their pecuniary interest therein. Mr. Sergei Kouzmine disclaims beneficial ownership of the shares of Series A Preferred Stock, shares of Common Stock and warrants to purchase shares of Common Stock beneficially owned by ISB Development Corp. except to the extent of his pecuniary interest therein.

(b)

By virtue of his position with ISB Development Corp., Sergei Kouzmine has the sole power to vote and dispose of the shares of Series A Preferred Stock, shares of Common Stock, and warrants to purchase shares of Common Stock beneficially owned by ISB Development Corp. reported in this statement on Schedule 13D.

By virtue of their position as general partners of SFE Partners, and by virtue of Sergei Kouzmine’s position as president of ISB Development Corp., Sergei Kouzmine, Edward M. Kopko and Frederick H. Kopko, Jr. have the shared power to vote and dispose of the shares of Series A Preferred Stock, shares of Common Stock, and warrants to purchase shares of Common Stock beneficially owned by SFE Partners reported in this Statement.

The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Kouzmine is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 5,000 shares of Series A Preferred Stock, 125,000 shares of Common Stock, or warrants to purchase 1,250,000 shares of Common Stock beneficially owned by ISB Development Corp. Pursuant to Rule 13d-4, Mr. Kouzmine disclaims all such beneficial ownership.

The filing of this statement on Form 13D shall not be construed as an admission that Mr. Kouzmine, Mr. Edward M. Kopko or Mr. Frederick H. Kopko, Jr. are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 4,000 shares of Series A Preferred Stock, 100,000 shares of Common Stock, or warrants to purchase 1,000,000 shares of Common Stock owned by SFE

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Partners. Pursuant to Rule 13d-4, Mr. Kouzmine, Mr. Edward M. Kopko and Mr. Frederick H. Kopko, Jr. disclaim all such beneficial ownership.

(c)

Set forth below is a list of all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. There were no transactions in shares of Series A Preferred Stock during the past sixty days by the Reporting Persons. The transactions set forth below were effected by transfers directly from the Issuer.

Date	Purchaser	Shares of Common Stock	Price Per Share

08/08/07	Edward M. Kopko	247,524	$0.61	(1)
09/04/07	SFE Partners	100,000	N/A	(2)
12/20/06	ISB Development Corp.	25,000	N/A	(2)
12/20/06	Edward M. Kopko	31,250	N/A	(2)
12/20/06	Edward M. Kopko (IRA)	6,250	N/A	(2)

(1)	Granted by the Issuer in lieu of cash compensation pursuant to the 2003 Stock Incentive Plan.

(2)	Granted as consideration for waiver of certain rights as a holder of Series A 7% Preferred Stock.

(d)

No person other than the Reporting Persons is know to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the shares of Series A Preferred or Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  SFE Partners, ISB Development Corp., Frederick H. Kopko, Jr. and Edward M. Kopko, each have sole discretion over the disposition and/or voting over their respective shares of securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.	Promissory Note, dated November 29, 2006, from SFE Partners to ISB Development Corp. (previously filed)

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Exhibit B.	Joint Filing Agreement by and among SFE Partners, ISB Development Corp., Sergei Kouzmine, Frederick H. Kopko, Jr. and Edward M. Kopko.

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Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2007	SFE Partners

	By:	/s/ Sergei Kouzmine

Sergei Kouzmine, General Partner

ISB Development Corp.

	By:	/s/ Sergei Kouzmine

Sergei Kouzmine, President

/s/ Sergei Kouzmine

Sergei Kouzmine

/s/ Frederick H. Kopko, Jr.

Frederick H. Kopko, Jr.

/s/ Edward M. Kopko

Edward M. Kopko

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EXHIBIT B

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 1 on Schedule 13D dated September 24, 2007 (including amendments thereto) with respect to the Common Stock of Butler International, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

September 24, 2007	SFE Partners

	By:	/s/ Sergei Kouzmine

Sergei Kouzmine, General Partner

ISB Development Corp.

	By:	/s/ Sergei Kouzmine

Sergei Kouzmine, President

/s/ Sergei Kouzmine

Sergei Kouzmine

/s/ Frederick H. Kopko, Jr.

Frederick H. Kopko, Jr.

/s/ Edward M. Kopko

Edward M. Kopko

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